UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 4)*


                         MONMOUTH COMMUNITY BANCORP (1)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 609539 10 1 (1)
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              December 31, 2004 (2)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.                  609539 10 1  (1)
-------------------------- -----------------------------------------------------
1.       NameS of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

     John A. Brockriede
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group (See Instructions)

     [_]  (a)
     [X]  (b)
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
                      5.       Sole Voting Power            25,478   (3)

Number of             ----------------------------------------------------------
Shares                6.       Shared Voting Power         146,399   (4)
Beneficially
Owned by              ----------------------------------------------------------
Each                  7.       Sole Dispositive Power       25,478   (3)
Reporting
Person With           ----------------------------------------------------------
                      8.       Shared Dispositive Power    146,399   (4)

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each               181,756   (5)
     Reporting Person
--------------------------------------------------------------------------------
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row 9
                                                               9.7  %
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)                IN
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                                  Page 2 of 6

Item 1.

     (a)  Name of Issuer:

               Monmouth Community Bancorp (1)

     (b)  Address of Issuer's Principal Executive Offices:

               627 Second Avenue, Long Branch, NJ 07740

Item 2.

     (a)  Name of Person Filing:

               John A. Brockriede

     (b)  Address of Principal Business Office or, if none, Residence:

               450 Broadway, Long Branch, New Jersey 07740

     (c)  Citizenship:

               United States

     (d)  Title of Class of Securities:

               Common Stock, par value $0.01

     (e)  CUSIP Number:

               609539 10 1 (1)

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Act;

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).'

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:  181,756 shares of Common Stock   (5)    .
                                     ----------------------------------------

     (b)  Percent of class: 9.7% .
                            -----
     (c)  Number of shares as to which the person has:

       (i)  Sole power to vote or to direct the vote 25,478 (3).
                                                     ----------

       (ii) Shared power to vote or to direct the vote 146,399 (4).
                                                      ------------

       (iii)Sole power to dispose or to direct the disposition of 25,478 (3).
                                                                 -----------

       (iv) Shared power to dispose or to direct the disposition of 146,399 (4).
                                                                   -----------

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.
        ------------------------------------------------------------------------

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates. As described in the footnotes herein, the reporting person's spouse holds an interest in such shares which is greater than five percent of the total outstanding Common Stock of the Issuer as of December 31, 2004.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not applicable.
        ------------------------------------------------------------------------

Item 8. Identification and Classification of Members of the Group.

        Not applicable.
        ------------------------------------------------------------------------

Item 9. Notice of Dissolution of Group.

        Not applicable.
        ------------------------------------------------------------------------

Item 10. Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

           Not applicable.
          ----------------------------------------------------------------------

     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




--------------------------------------------------------------------------------

(1) On January 1, 2005, Monmouth Community Bancorp changed its name to "Central Jersey Bancorp" as part of its combination with Allaire Community Bank. In connection with this name change, the CUSIP Number for the issuer changed from 609539 10 1 to 153770 10 2 early in January 2005.

(2) Except as otherwise specified herein, the information presented in this Amendment No. 4 to Schedule 13G is as of December 31, 2004.

(3) Includes 10,829 shares subject to currently exercisable stock options or stock options exercisable within sixty (60) days of the date of this amendment. Also includes 11,874 shares held in an Individual Retirement Account by PaineWebber as custodian for the benefit of the reporting person and 1,646 shares held in a Simplified Employee Pension Plan by PaineWebber as custodian for the benefit of the reporting person.

(4) Includes 42,973 shares held by CJM Management, L.L.C., of which the reporting person is an administrative member. The reporting person disclaims beneficial ownership of these securities except to the extent of his ownership interest in CJM Management, L.L.C. Also includes 103,426 shares held jointly with the reporting person's spouse.

(5) Footnotes 3 and 4 are incorporated herein by reference. Includes 9,061 shares held in trusts for the benefit of the reporting person's family members, of which the reporting person's spouse is trustee. Also includes 818 shares held in an Individual Retirement Account by PaineWebber for the benefit of the reporting person's spouse. The reporting person disclaims beneficial ownership of the shares held in the trusts for the benefit of family members of the reporting person and the shares held in the Individual Retirement Account by PaineWebber for the benefit of his spouse.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                         February 8, 2005
                                                    ----------------------------
                                                               Date

                                                      /s/ John A. Brockriede
                                                    ----------------------------
                                                            Signature

                                                    John A. Brockriede, Director
                                                    ----------------------------
                                                            Name/Title










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